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Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law 104 South Main Street / Ninth Floor / Greenville, South Carolina 29601 Tel: 864.250.2300 Fax: 864.232.2925 www.nelsonmullins.com	Neil E. Grayson (Admitted in GA, SC & NY) 864.250.2235 Fax: 864.250.2359 neil.grayson@nelsonmullins.com

February 23, 2005

Via Federal Express

Todd Schiffman
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549-0408

  Re:
  Independence Bancshares, Inc.
  Form SB-2 filed December 21, 2004
  File No. 333-121485

Dear Mr. Schiffman:

        On behalf of Independence Bancshares, Inc. we are transmitting Pre-effective Amendment No. 1 to their Registration Statement on Form SB-2. We are filing this Amendment in response to the Staff's comment letter dated January 21, 2005. The paragraphs below respond to the Staff's numbered comments. References to page numbers are to page numbers of the prospectus as revised and included in the Amendment. We are also sending you by overnight courier three courtesy copies and three redlined versions of the Registration Statement.

Prospectus Cover Page

  1.
  Add the warrants to the top of the Prospectus, right below the shares being offered as well as on the back cover pages.

  We have not made these changes, as we believe doing so may create confusion for potential investors. We believe these changes may create the impression that investors either automatically receive warrants when they purchase shares in the offering, or that the warrants are available for purchase by investors in the offering. However, the warrants will be issued only to the organizers of the company. Although the shares underlying the warrants will be registered in the offering, these shares are not available for purchase by potential investors. We believe the cover page of the prospectus should refer to the number of shares being offered to investors in the offering.

  2.
  Revise the third sentence of the third paragraph to clarify that only 410,000 warrants will be issued. In addition, revise the penultimate sentence therein to clarify that if all 2,500,000 shares and 410,000 warrants are sold, organizers will own            % and if only 1,500,000 and 410,000 warrants are sold, they will own            % of the outstanding stock. In addition, if the organizers have a priority for all of the shares, so state.

  We have inserted the recommended language regarding the maximum number of warrants offered into the third paragraph of the cover page. We have also included a statement regarding the priority of organizers in the event of an oversubscription and clarified the language to accurately reflect the maximum and minimum offerings.

  3.
  State here and throughout the prospectus where applicable that directors and officers will purchase for investment and not for resale. They cannot purchase to meet the minimum with the intention of reselling the shares.

  We included the recommended language on the cover page and on pages 5 and 45. We did not include the language on the risk factor on page 10 because it does not address the risk that we were trying to address.

Prospectus Summary—page 1
Why We are Organizing

  4.
  Revise the first and second paragraph to indicate the source of the facts presented, e.g., management's belief, 2000 U.S. Census reports, etc.

  On page 3 we revised the first and second paragraphs to clarify the source of the facts presented.

Risk Factors—page 5

  5.
  Revise the fourth risk on page 5 to indicate the approximate monthly losses or costs anticipated in the event of delays in receiving regulatory approval.

  On page 8 we added language to indicate the estimated range of monthly losses in the event of delays in receiving regulatory approval.

  6.
  Revise the second full risk on page 6 to indicate whether or not the Company will attempt to obtain a sponsoring broker/dealer for listing on the OTCBB.

  On page 8 we inserted language to clarify that we do anticipate obtaining a sponsoring broker/dealer but do not anticipate initiating this process for at least one year after the offering.

  7.
  Revise the last risk on page 6 to clarify that the holding company will have no operations and therefore can only pay dividends to shareholders if it receives dividends from the Bank.

  On page 9 we added language to clarify that because we will have no operations independent from the bank, our ability to pay any cash dividends will depend primarily on our bank's ability to pay dividends to us, which depends on the profitability of the bank.

The Offering—page 10

  8.
  Revise the fourth paragraph to briefly discuss the allocation of shares in the event of an oversubscription. Will a pro rata allocation for non-organizers be used? If so, disclose. If not, so state and explain the process and who will decide the allocation.

  We added language on page 12 to clarify that if the offering is oversubscribed, our directors and executive officers will have priority for 744,500 shares, but not for any additional shares they may propose to purchase. We also added that our board has full discretion to decide which subscriptions to accept and is not limited to a pro rata allocation in the event of an oversubscription.

  9.
  Noting the holding of funds until escrow is broken, which may not be until December 31, 2005, and noting the indication that accepted offers may be rejected until escrow is broken, revise herein to disclose that when a subscription is rejected, the funds will be promptly returned. In addition, add a risk factor with a caption similar to, "Investor funds may be held until December 31, 2005 and subscriptions may be rejected until that time with no interest being paid".

  We added the recommended language on page 13. In addition, we added a risk factor on page 7 entitled "Your investment may be held until December 31, 2005 and your subscription may be rejected until that time with no interest paid" that addresses the topic in your comment above.

Plan of Distribution—page 11

  10.
  Revise the first paragraph to state that if a broker/dealer is engaged to participate in the offering; a post-effective amendment will be filed, naming the broker/dealer and the terms of their compensation.

  We revised the paragraph on page 15 to describe that we have engaged FIG Partners, L.L.C. to participate in the offering and to describe the terms of FIG's compensation.

Use of Proceeds—page 13

  11.
  Revise to indicate the line of credit outstanding as of the most recent practicable date and include that as a use of proceeds in the narrative and the table, if material.

  We added the recommended language on page 15.

Management's Discussion and Analysis of Financial Condition or Plan of Operations
General—page 16

  12.
  Please revise to include any recent accounting pronouncements that are not yet effective which may have an effect on the financial statements. Refer to SAB No. 74.

  In accordance with SAB No. 74, we added the recommended language on pages 19-20 as a new section entitled "Recently Issued Accounting Standards."

Interest rate sensitivity and liquidity—page 17

  13.
  Please revise your liquidity section to discuss your current funding situation. Revise to discuss the organizer contribution deposits recorded on your balance sheet, as well as the line of credit and the organizer guarantees described in footnote 3.

  We addressed this issue in an additional paragraph on page 19.

Lending Activities—page 20

  14.
  Please revise page 21 to disclose how you initially determined that the allowance for loan loss will be approximately 1.30% of the average outstanding balance of loans.

  We addressed this issue on page 24.

Loan Distribution—page 21

  15.
  Please breakout the percentage of real estate loans by type since they have different risk profiles.

  We revised the paragraph entitled "Real Estate Loans" on page 24 to clarify the anticipated percentage of each type of real estate loan that would be made by the bank.

Proposed Business
Deposit Services—page 24

  16.
  Revise to indicate whether or not the Bank will seek to attract what are commonly called, "Brokered deposits".

  We revised the paragraph on page 27 to clarify that the bank would not seek these accounts.

Employees—page 25

  17.
  Revise to indicate the functions of the employees, e.g., 5 will be in lending, 2 in admin, etc. In addition, either add a subsection or disclose herein what services will be outsourced, such as, credit review, servicing loans, etc.

  We made the recommended change and inserted a breakdown of the anticipated functions of the bank's employees on page 27. We also revised the paragraph to list the services that the bank would outsource. In addition, we included information throughout the Prospectus regarding the two additional executive officers hired by the company.

Financial Statements
Note 1—Summary of Significant Accounting Policies And Activities—page F—7

  18.
  Please revise to include your policies for furniture and equipment, accounting for warrants and options and other items significant to your business in its startup phase.

  We added the language to address these matters on page F-8.

General

  19.
  Please consider the updating requirements of Item 310(g) of Regulation S-B when you file your next amendment to the registration statement.

  The financial statements have been updated to December 31, 2004.

  20.
  Please include an updated and signed accountants' consent in any pre-filing amendments.

  We provided a copy of the updated and signed accountants' consent with the amendment.

        Please acknowledge receipt of this filing by means of EDGAR Postmaster. Please contact me at (864) 250-2235 if you have any questions or any additional comments.

                      Very truly yours,

                      /s/ NEIL E. GRAYSON

                      Neil E. Grayson

NEG:bb5

cc: Lawrence R. Miller